Exhibit (e)(28)

AMENDMENT NO. ONE

TO

PACIRA BIOSCIENCES, INC.

AMENDED AND RESTATED 2014 EMPLOYEE STOCK PURCHASE PLAN

This Amendment No. One (this “Amendment No. One”) is made to the Pacira BioSciences, Inc. Amended and Restated 2014 Employee Stock Purchase Plan, effective on June 9, 2026 (as amended from time to time, the “Plan”). This Amendment No. One is effective as of October 7, 2026. All terms defined in the Plan shall have the same meanings when used herein. All provisions of the Plan not amended by this Amendment No. One shall remain in full force and effect.

1.	Section 19.2 is amended to read as follows:

19.2	Merger, Acquisition or Liquidation of the Company

In the event of the merger or consolidation of the Company into another corporation, the acquisition by another corporation of all or substantially all of the Company’s assets, or the liquidation or dissolution of the Company, the Purchase Date with respect to outstanding Options shall not be fewer than two (2) Business Days immediately preceding the effective date of such merger, consolidation, acquisition, liquidation, or dissolution, unless the Board or the Committee shall, in its sole discretion, provide for the assumption or substitution of such Options in a manner complying with Section 424(a) of the Code, or any successor provision thereto.

2.	Appendix A (Definitions) is amended to add a new definition in alphabetical order as follows:

“Business Day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by laws to be closed.

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Pacira BioSciences, Inc has caused this Amendment No. One to be executed as of the 7th day of October, 2026.

PACIRA BIOSCIENCES, INC.

By:	/s/ Kristen Williams
Kristen Williams
Its: Chief Administrative Officer & Secretary